TRANSGLOBE ENERGY CORPORATION ANNOUNCES
DIRECTOR/PDMR SHAREHOLDINGS

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 4, 2019 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces that on May 20, 2019, Randy Neely (President and Chief Executive Officer), Lloyd Herrick (Executive Vice President), and Edward Ok (Vice President Finance and Chief Financial Officer), all persons discharging managerial responsibilities with the Corporation, had Performance Share Units (“PSUs”) vest. These were granted to each individual as part of the Company’s Long-Term Incentive Plan in May 2016.

As per the Plan, following the vesting date, the Company has 55 days to assess performance and to receive Board of Directors’ approval of the assessment. The Company received Board approval of the performance assessment on May 30, 2019.

The Company’s PSUs have a three-year performance period in which the Company’s total shareholder return (“TSR”) is measured against the TSR of the individual companies included in the performance peer group (“PPG”). The PPG was selected in May 2016 at the time of grant. As per the Plan, depending on the Company’s relative TSR as compared to the TSR of the PPG constituents, the vesting of the 2016 PSU grant would be assessed a performance rating within a range of 50% to 150% of the original grant (inclusive of dividends). For the 2016 grant, the Company achieved a performance rating of 150%.

PDMR	Position	Type	Quantity Previously Awarded	Quantity Vested	Vesting Price ($Cdn)	Number Held Following Vesting
Randy Neely	President and Chief Executive Officer	PSU	426,873	98,445	$2.38	328,428
Lloyd Herrick	Executive Vice President	PSU	457,861	110,304	$2.38	347,557
Edward Ok	Vice President Finance and Chief Financial Officer	PSU	159,103	12,643	$2.38	146,460

Prior to Ross Clarkson’s retirement as CEO on December 31, 2018, he was a participant in the Company’s Long Term Incentive Plan and as such was the recipient of PSUs. On May 20, 2019 Ross Clarkson (Non-independent Director) had PSUs vest.

Director	Type	Quantity Previously Awarded	Quantity Vested	Vesting Price ($Cdn)	Number Held Following Vesting
Ross Clarkson	PSU	430,813	139,069	$2.38	291,743

The PSUs were granted in accordance with the Performance Share Unit Plan of the Company. No shares will be issued upon exercise or vesting of any of the share units as the instruments are settled in cash. Total cash payable can be calculated by taking the total units vested multiplied by the performance rating of 150% multiplied by the Vesting Price. The Vesting Price is calculated as the 5-day volume weighted average share price of trading on the Toronto Stock Exchange prior to the vesting date. The Vesting Price of the shares of the Company was calculated at Cdn $2.38.

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

Notification of a Transaction pursuant to Article 19(1) of Regulation (EU) No. 596/2014

1) Details of PDMR a) Name	Randy Neely	Lloyd Herrick	Edward Ok
2) Reason for the notification a) Position / status	President and Chief Executive Officer	Executive Vice President	Vice President Finance and Chief Financial Officer
b) Initial notification / amendment	Initial notification	Initial notification	Initial notification
3) Details of the issuer a) Name	TransGlobe Energy Corporation	TransGlobe Energy Corporation	TransGlobe Energy Corporation
b) Legal Entity Identifier	549300QMNS6BDY8UUB03	549300QMNS6BDY8UUB03	549300QMNS6BDY8UUB03
4) Details of transaction a) Description of financial instrument	Performance Share Units	Performance Share Units	Performance Share Units
b) Identification code	ISIN for TransGlobe Energy Corporation Ordinary Shares: CA8936621066	ISIN for TransGlobe Energy Corporation Ordinary Shares: CA8936621066	ISIN for TransGlobe Energy Corporation Ordinary Shares: CA8936621066
c) Nature of the transaction	Vesting of PSUs	Vesting of PSUs	Vesting of PSUs
d) Price(s) and volume(s)	Price: Cdn $2.38 Volume: 98,445	Price: Cdn $2.38 Volume: 110,304	Price: Cdn $2.38 Volume: 12,643
e) Aggregated information: i) Price ii) Volume	Price: $2.38 Cdn per PSU Volume: 98,445 PSUs	Price: $2.38 Cdn per PSU Volume: 110,304 PSUs	Price: $2.38 Cdn per PSU Volume: 12,643 PSUs
f) Date of the transaction	May 20, 2019	May 20, 2019	May 20, 2019
g) Place of Transaction	Outside a trading venue	Outside a trading venue	Outside a trading venue

1) Details of PDMR a) Name	Ross Clarkson
2) Reason for the notification a) Position / status	Director
b) Initial notification / amendment	Initial notification
3) Details of the issuer a) Name	TransGlobe Energy Corporation
b) Legal Entity Identifier	549300QMNS6BDY8UUB03
4) Details of transaction a) Description of financial instrument	Performance Share Units
b) Identification code	ISIN for TransGlobe Energy Corporation Ordinary Shares: CA8936621066
c) Nature of the transaction	Vesting of PSUs
d) Price(s) and volume(s)	Price: Cdn $2.38 Volume: 139,069
e) Aggregated information: i) Price ii) Volume	Price: $2.38 Cdn per PSU Volume: 139,069 PSUs
f) Date of the transaction	May 20, 2019
g) Place of Transaction	Outside a trading venue

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact: Investor Relations Telephone: +1 403.444-4787 mail: investor.relations@trans-globe.com Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	44 0 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	44 0 20 7448 0200
Jonathan Wright

FTI Consulting (Financial PR)	44 0 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan